Exhibit 99.1

Aurora Cannabis Announces Operational & Balance Sheet Improvements

Revised Credit Facility Terms Supports Execution of Business Transformation Plan that Focuses on Long-Term, Sustainable Revenue Growth & Improving Operating Cashflow

  Credit facility terms improved including maturity extension to December 2022
  ~$450 million of cash on balance sheet & improving cashflow positions company to drive sustainable, long-term revenue growth
  Production volumes now aligned to sales by adopting a more agile, variable cost model
  Expects fiscal 2021 Q2 Adjusted EBITDA loss to improve from Q1 despite a resurgence of Covid-19 restrictions in key markets

NYSE | TSX: ACB

EDMONTON, AB, Dec. 16, 2020 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE: ACB) (TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, today provided a business update.

"Our substantial liquidity position has enabled us to revise our credit facility terms by extending maturity and transitioning us from a minimum EBITDA covenant to a minimum liquidity covenant, thereby providing us with the financial flexibility we need to execute our business transformation plan.  We are already seeing progress with improving cashflow and product successes such as the recent relaunch of our vapour portfolio.  We are also driving our consumer strategy that will serve as a foundation for sustainable revenue growth and profitability over the long-term" stated Miguel Martin, Chief Executive Officer of Aurora.

"We are moving to a more variable cost structure in cultivation by expanding our network of external supply and responsibly scaling back production from our fixed asset network. Specifically, in November we closed our Aurora Sun facility and are now scaling back production at Aurora Sky to 25% of its previous capacity. At this level of production, we intend to transform the Sky facility into a high-value cultivation center for our premium strains, and in turn, better align production with current demand for premium flower."

"Our plan to address the opportunities in the Canadian consumer market, combined with a formidable balance sheet, positions Aurora to remain the leader by revenue in the high-margin Canadian medical market. It also allows the Company to invest in the international medical business, which is exhibiting solid growth.  Lastly, we will be able to build on our CBD brand Reliva, which is #1 ranked by Nielsen in U.S. CBD."

Amended Credit Facility and Cash Balance Provides Runway for Growth

The Company is pleased to announce that it has reached an agreement, subject to definitive documentation, regarding a second amended and restated credit facility (the "Agreement") with its existing syndicate of lenders. Given Aurora's substantial liquidity position the Agreement provides Aurora with greater financial flexibility to execute the business transformation plan by transitioning the facility to a minimum liquidity covenant rather than a minimum EBITDA covenant and extends the maturity to December 31, 2022.

There are no changes to the commitment amounts under the facility which currently stand at $101.2 million under the term loan and $15 million under the revolver (currently $2 million drawn). The second amended and restated credit facility has a first ranking general security interest in the assets of Aurora and can be repaid without penalty at the Company's discretion.

The Agreement is predicated on the Company's "back to basics" regulated consumer packaged goods strategy. This strategy will delay the Company's ability to achieve positive Adjusted EBITDA as management invests in its consumer business; a strategy that the Company believes will serve as a foundation for sustainable growth and profitability in the future. Also contributing to the profitability delay is the unpredictability of the current demand environment, including the resurgence of COVID-19.  However, with ~$450 million in cash on hand as of December 15, 2020, management is confident in its liquidity position and its ability to fund its current plan, while maintaining optionality for future opportunities.

Rationalizing Production Strategy with Commercial Strategy

Aurora is increasing its operational flexibility to improve its cashflow and better address consumer needs. This entails shifting to a more variable cost structure, leveraging outsourcing, and exploring opportunities to increase throughput of high margin premium products.

The Company has expanded its network of external supply by implementing spot purchasing of outsourced third-party supply. Aurora expects to further expand external supply of dried flower across its brand architecture to reduce cultivation risks and improve its cash conversion cycle.

Aurora Sun & Aurora Sky Facilities

Effective December 15, 2020, the Company has shuttered operations at the Aurora Sun facility and reduced production at its Aurora Sky facility by 75%.  Aurora Sky is testing new processes and methodologies proven successful at other cultivation sites in Aurora's leading network, combined with increased focus on innovation led by deep plant science and genetics expertise.

Mr. Martin concluded "These hard decisions are being taken to improve cashflow and provide agility to our business. We will continue to make decisions and transform Aurora in the long-term best interests of our shareholders.  We look forward to 2021 and providing updates on our business transformation."

About Aurora

Aurora is a global leader in the cannabis industry serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's brand portfolio includes Aurora, Aurora Drift, San Rafael '71, Daily Special, AltaVie, MedReleaf, CanniMed, Whistler, and Reliva CBD. Providing customers with innovative, high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and recreational markets wherever they are launched. For more information, please visit our website at www.auroramj.com.

Aurora's common shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include statements regarding: scaling back and shift of operations at Aurora Sky and the anticipated effects on the Company's business as a result thereof; the anticipated effects of the amendments to the Credit Facility on the Company's business, and the anticipated rationalization of the Company's production strategy with its commercial strategy, and the effects on the  These forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward looking statements are based on the opinions, estimates and assumptions of management in light of management's experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the ability to maintain SG&A costs in line with current expectations, the ability to achieve high margin revenues in the Canadian consumer market, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including the risks associated with: entering the U.S. market, the ability to realize the anticipated benefits associated with the acquisition of Reliva, achievement of Aurora's business transformation plan, general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition, the effects of the COVID-19 pandemic and responses of Governments to the COVID-19 pandemic, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 24, 2020 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.edgar.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

The Company uses financial measures regarding itself, such as Adjusted EBITDA, that do not have standardized meaning under the International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other entities ("non-IFRS measures"). Further information relating to non-IFRS measures, is set out in the Company's management discussion and analysis for the three months ended September 30, 2020 and 2019 under the heading "Cautionary Statement Regarding Non-GAAP Performance Measures" and the "Revenue" section for reconciliation to the IFRS equivalent.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 16-DEC-20